1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2004.

Aluminum Corporation of China Limited

(Translation of Registrant’s name into English)

No. 12B Fuxing Road

Haidian District, Beijing

People’s Republic of China 100814

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited
(Registrant)

Date May 21, 2004	By	/s/ Liu Qiang
	Name:	Liu Qiang
	Title:	Company Secretary

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Aluminum Corporation of China Limited, you should at once hand this Circular together with the revised form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

ALUMINUM CORPORATION OF CHINA LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(stock code: 2600)

CHANGES OF CANDIDATES FOR APPOINTMENT OR

RE-ELECTION AS DIRECTORS AND

AMENDMENT TO THE PROPOSED RESOLUTION NO. 8 OF

THE NOTICE OF ANNUAL GENERAL MEETING

RELATING TO DIRECTOR CANDIDATES

A notice convening the forthcoming annual general meeting of Aluminum Corporation of China Limited (the “Company”) to be held at 10:00 a.m. on 7 June 2004 at the Conference Room at 15th Floor, Block B, No. 33 Tong Tai Building, Jin Rong Street, Xi Cheng District, Beijing, People’s Republic of China has been dispatched to the shareholders of the Company (the “Shareholders”) on 29 March 2004 together with the annual report of the Company for the financial year ended 31 December 2003.

Whether or not you are able to attend the Annual General Meeting, please complete and return the enclosed revised form of proxy in accordance with the instructions printed thereon. (i) For holders of H shares of the Company, please return it to Hong Kong Registrars Limited at Rooms 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible; and (ii) for holders of domestic shares of the Company, please return it to the Office of the Secretary to the Board at No. 12B Fuxing Road, Haidian District, Beijing, People’s Republic of China 100814 as soon as possible, and in both cases, in any event not later than 24 hours before the time appointed for holding such meeting. Completion and return of the revised form of proxy will not preclude you from attending and voting at the meeting should you so wish.

21 May 2004

LETTER FROM THE BOARD

ALUMINUM CORPORATION OF CHINA LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(stock code: 2600)

Directors:	Registered office and principal place of business:
Guo Shengkun	No.12B Fuxing Road
Liang Zhongxiu	Haidian District
Xiong Weiping	Beijing
Yin Yufu	People’s Republic of China 100814
Wu Weicheng*
Chen Xiaozhou*	Place of business in Hong Kong:
Joseph C. Muscari*	Unit 3103, 31/F., Office Tower
Chiu Chi Cheong, Clifton**	Convention Plaza
Wang Dianzuo**	1 Harbour Road
Wanchai
Hong Kong

*	non-executive Director
**	independent non-executive Director

Company Secretary:

Liu Qiang

To the Shareholders

Dear Sir or Madam,

The purpose of this Circular is to provide you with the information regarding the changes of candidates for appointment or re-election as directors of the Company (the “Directors”) since the despatch of the Notice of Annual General Meeting dated 29 March 2004 and the 2003 annual report of the Company on 29 March 2004.

AMENDMENTS TO THE PROPOSED RESOLUTION NO. 8 OF THE NOTICE OF AGM

The board of Directors (the “Board”) announces the following amendments with regard to the proposed Resolution No. 8 relating to Director candidates to be voted upon at the forthcoming Annual General Meeting to be held on 7 June 2004 (the “Annual General Meeting”):

(i)	Mr. Guo Shengkun will not offer himself for re-election and re-appointment as an executive Director;

(ii)	Mr. Xiao Yaqing will be available for election as an executive Director, instead of a non-executive Director; and

(iii)	Mr. Chen Jihua has been nominated by the Company as a candidate for appointment as an executive Director.

Save for the changes in the Director candidates set out above, there are no other changes which the Board would like to draw the Shareholders’ attention to. The remaining resolutions to be voted upon at the Annual General Meeting remain unchanged.

Mr. Guo Shengkun

The Board was informed that due to an appointment by the Central Government for another position, Mr. Guo Shengkun, the Company’s chairman and executive Director, has resigned from the position as the president of the Company’s controlling shareholder, Aluminum Corporation of China (“Chinalco”), with effect from 30 April 2004. By reason of such appointment by the Central Government, Mr. Guo will not be available for re-election and re-appointment at the Annual General Meeting and his services as a Director and the chairman of the Board will end upon the conclusion of the Annual General Meeting. Other than by reason of the appointment by the Central Government for another position, Mr. Guo has confirmed to the Board that there are no matters which need to be brought to the attention of the Shareholders and creditors or the Company or the Stock Exchange upon his resignation.

The Board would like to take this opportunity to thank Mr. Guo for his guidance and leadership in the growth of the Company and his contribution to the Company during his term of service.

Mr. Xiao Yaqing

The Board announces that Mr. Xiao Yaqing, who is one of the candidates nominated for appointment as a new Director, will be nominated for appointment as an executive Director (instead of a non-executive Director as formerly proposed) at the Annual General Meeting.

Mr. Xiao Yaqing, aged 44, is the president of Chinalco. Mr. Xiao graduated from Central South University of Technology and majored in pressure processing in 1982. Mr. Xiao is a professor-grade senior engineer. Mr. Xiao has extensive experience in the fields of metallic materials and management. He has been the engineer, Department Head, Deputy Chief Engineer and Chief Engineer of Technology Division at Northeast Light Alloy Fabrication Plant. He has also been the General Manager of Northeast High Alloy Corporation Limited, the factory manager of Southwest Aluminum Fabrication Plant, and Chairman and General Manager of Southwest Aluminum Industry Group.

Save and except for the relationship with Chinalco disclosed above, Mr. Xiao does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Xiao has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Xiao will enter into a service contract with the Company after his appointment became effective. The length of service will be for three years from the date of appointment. Mr. Xiao’s annual emolument will be decided by the Board and its remuneration committee after the appointment of Mr. Xiao as a Director becoming effective.

RETIREMENT OF DIRECTORS

In addition to Mr. Guo Shengkun, 3 other Directors, namely, Mr. Liang Zhongxiu, Mr. Yin Yufu and Mr. Wu Weicheng have not offered themselves for re-election and re-appointment as the Directors at the Annual General Meeting.

Each of Mr. Liang, Mr. Yin and Mr. Wu has confirmed that they will not be available for re-election as the Directors purely due to personal reasons. There are no matters which need to be brought to the attention of the Shareholders and creditors or the Company or the Stock Exchange upon their respective retirements.

The Board would like to take this opportunity to thank Mr. Liang, Mr. Yin and Mr. Wu for their contribution to the Company during their term of service.

NOMINATION FOR APPOINTMENT AS AN ADDITIONAL NEW DIRECTOR

The Company proposes to nominate Mr. Chen Jihua, a Vice-president and Chief Financial Officer of the Company, for election at the Annual General Meeting as an executive Director to the second session of the Board. Mr. Chen Jihua, 36, has been employed by the Company since 10 September 2001. He graduated from Anhui University in 1987 and from the Central University of Finance and Banking with a master’s degree in December 1993. Mr. Chen has participated in a wide range of corporate and financial management projects. From January 1994 to September 1995, he served as Executive Manager of the International Finance Department of China Chenxin Securities Rating Co., Ltd. From October 1995 to December 1999, he served as Chief Financial Officer with Red Bull Vitamin Drinks Co., Ltd and with the China Operations of ALJ Group of Saudi Arabia. From December 1999 to May 2001, he served as Chief Financial Officer with Jitong Network Communications Co., Ltd. From May to September 2001, Mr. Chen served as a financial officer with Chinalco.

Save and except for the relationship with the Company and Chinalco disclosed above, Mr. Chen does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Chen has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Chen will enter into a service contract with the Company after his appointment became effective. The length of service will be for three years from the date of appointment. Mr. Chen’s annual emolument will be decided by the Board and its remuneration committee after the appointment of Mr. Chen as a Director becoming effective.

CHANGES TO THE PROPOSED RESOLUTION NO. 8 RELATING TO NOMINATION OF DIRECTOR CANDIDATES

The following is a summary of the changes to the Director candidates of the Company at the Annual General Meeting:

Proposed nomination for re-election or new appointment
Directors	Previously proposed	Latest proposal
Guo Shengkun	Re-appointment	Retired
Xiong Weiping	Re-appointment	Re-appointment
Liang Zhongxiu	Retired	Retired
Yin Yufu	Retired	Retired
Luo Jianchuan	New-appointment	New-appointment
Wu Weicheng	Retired	Retired
Joseph C. Muscari	Re-appointment	Re-appointment
Chen Xiaozhou	Re-appointment	Re-appointment
Xiao Yaqing	New-appointment	New-appointment
Chiu Chi Cheong, Clifton	Re-appointment	Re-appointment
Wang Dianzuo	Re-appointment	Re-appointment
Jiang Qiangui	New-appointment	New-appointment
Chen Jihua	N.A.	New-appointment

At the conclusion of the Annual General Meeting, it is expected that the Board will comprise nine Directors, namely Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (executive Directors), Mr. Joseph C. Muscari, Mr. Chen Xiaozhou (non-executive Directors) and Mr. Chiu Chi Cheong, Clifton, Mr. Wang Dianzuo and Ms. Jiang Qiangui (independent non-executive Directors).

GENERAL INFORMATION

A notice convening the Annual General Meeting to be held at Conference Room at 15th Floor, Block B, No. 33 Tong Tai Building, Jin Rong Street, Xi Cheng District, Beijing, the People’s Republic of China on Monday, 7th June, 2004 at 10:00 a.m. is set out in the annual report of the Company for the year ended 31 December 2003 and was dispatched to the Shareholders on 29 March 2004.

In light of the amendments to Resolutions 8 to be voted upon at the Annual General Meeting as outlined above, it is enclosed in this Circular a revised proxy form for use at the Annual General Meeting. Whether or not you are able to attend the Annual General Meeting, you are requested to complete, sign and return the enclosed revised proxy form for the Annual General Meeting in accordance with the instructions printed thereon.

To be valid, for holders of H shares of the Company, the revised form of proxy, and if the revised form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company’s H Share Registrar, Hong Kong Registrars Limited, at Rooms 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not less than 24 hours before the time for holding the Annual General Meeting or any adjournment thereof in order for such documents to be valid.

Each holder of domestic shares of the Company is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on its behalf at the Annual General Meeting. The revised form of proxy or other documents of authority must be delivered to the Office of the Secretary to the Board at No.12B Fuxing Road, Haidian District, Beijing, People’s Republic of China 100814, not less than 24 hours before the time for holding the Annual General Meting or any adjournment thereof in order for such documents to be valid.

By Order of the Board of Directors of
Aluminum Corporation of China Limited
Liu Qiang
Company Secretary

Hong Kong, 21 May 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liabilities whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ALUMINUM CORPORATION OF CHINA LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2600)

CHANGES OF CANDIDATES FOR APPOINTMENT OR

RE-ELECTION AS DIRECTORS AND

AMENDMENT TO THE PROPOSED RESOLUTION NO. 8 OF

THE NOTICE OF ANNUAL GENERAL MEETING

RELATING TO DIRECTOR CANDIDATES

The Board makes this announcement to provide the investors with information regarding the changes of candidates for appointment or re-election as Directors since the despatch of the Notice of Annual General Meeting dated 29 March 2004 and the 2003 annual report of the Company on 29 March 2004. The Board announces the following amendments with regard to the proposed Resolution No. 8 relating to Director candidates to be voted upon at the Annual General Meeting:

(i)	Mr. Guo Shengkun will not offer himself for re-election and re-appointment as an executive Director;

(ii)	Mr. Xiao Yaqing will be available for election as an executive Director, instead of a non-executive Director; and

(iii)	Mr. Chen Jihua has been nominated by the Company as a candidate for appointment as an executive Director.

AMENDMENTS TO THE PROPOSED RESOLUTION NO. 8 OF THE NOTICE OF AGM

The board of Directors of the Company (the “Board”) makes this announcement to provide the investors with information regarding the changes of candidates for appointment or re-election as Directors since the despatch of the Notice of Annual General Meeting dated 29 March 2004 and the 2003 annual report of the Company on 29 March 2004. The Board announces the following amendments with regard to the proposed Resolution No. 8 relating to the candidates of the directors of the Company (the “Directors”) to be voted upon at the forthcoming Annual General Meeting to be held on 7 June 2004 (the “Annual General Meeting”):

(i)	Mr. Guo Shengkun will not offer himself for re-election and re-appointment as an executive Director;

(ii)	Mr. Xiao Yaqing will be available for election as an executive Director, instead of a non-executive Director; and

(iii)	Mr. Chen Jihua has been nominated by the Company as a candidate for appointment as an executive Director.

Save for the changes in the Director candidates set out above, there are no other changes which the Board would like to draw the Shareholders’ attention to. The remaining resolutions to be voted upon at the Annual General Meeting remain unchanged.

Mr. Guo Shengkun

The Board was informed that due to an appointment by the Central Government for another position, Mr. Guo Shengkun, the Company’s chairman and executive Director, has resigned from the position as the president of the Company’s controlling shareholder, Aluminum Corporation of China (“Chinalco”), with effect from 30 April 2004. By reason of such appointment by the Central Government, Mr. Guo will not be available for re-election and re-appointment at the Annual General Meeting and his services as a Director and the chairman of the Board will end upon the conclusion of the Annual General Meeting. Other than by reason of the appointment by the Central Government for another position, Mr. Guo has confirmed to the Board that there are no matters which need to be brought to the attention of the Shareholders and creditors or the Company or the Stock Exchange upon his resignation.

The Board would like to take this opportunity to thank Mr. Guo for his guidance and leadership in the growth of the Company and his contribution to the Company during his term of service.

Mr. Xiao Yaqing

The Board announces that Mr. Xiao Yaqing, who is one of the candidates nominated for appointment as a new Director, will be nominated for appointment as an executive Director (instead of a non-executive Director as formerly proposed) at the Annual General Meeting.

Mr. Xiao Yaqing, aged 44, is the president of Chinalco. Mr. Xiao graduated from Central South University of Technology and majored in pressure processing in 1982. Mr. Xiao is a professor-grade senior engineer. Mr. Xiao has extensive experience in the fields of metallic materials and management. He has been the engineer, Department Head, Deputy Chief Engineer and Chief Engineer of Technology Division at Northeast Light Alloy Fabrication Plant. He has also been the General Manager of Northeast High Alloy Corporation Limited, the factory manager of Southwest Aluminum Fabrication Plant, and Chairman and General Manager of Southwest Aluminum Industry Group.

Save and except for the relationship with Chinalco disclosed above, Mr. Xiao does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Xiao has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Xiao will enter into a service contract with the Company after his appointment became effective. The length of service will be for three years from the date of appointment. Mr. Xiao’s annual emolument will be decided by the Board and its remuneration committee after the appointment of Mr. Xiao as a Director becoming effective.

RETIREMENT OF DIRECTORS

In addition to Mr. Guo Shengkun, 3 other Directors, namely, Mr. Liang Zhongxiu, Mr. Yin Yufu and Mr. Wu Weicheng have not offered themselves for re-election and re-appointment as the Directors at the Annual General Meeting.

Each of Mr. Liang, Mr. Yin and Mr. Wu has confirmed that they will not be available for re-election as the Directors purely due to personal reasons. There are no matters which need to be brought to the attention of the Shareholders and creditors or the Company or the Stock Exchange upon their respective retirements.

The Board would like to take this opportunity to thank Mr. Liang, Mr. Yin and Mr. Wu for their contribution to the Company during their term of service.

NOMINATION FOR APPOINTMENT AS AN ADDITIONAL NEW DIRECTOR

The Company proposes to nominate Mr. Chen Jihua, a Vice-president and Chief Financial Officer of the Company, for election at the Annual General Meeting as an executive Director to the second session of the Board. Mr. Chen Jihua, 36, has been employed by the Company since 10 September 2001. He graduated from Anhui University in 1987 and from the Central University of Finance and Banking with a master’s degree in December 1993. Mr. Chen has participated in a wide range of corporate and financial management projects. From January 1994 to September 1995, he served as Executive Manager of the International Finance Department of China Chenxin Securities Rating Co., Ltd. From October 1995 to December 1999, he served as Chief Financial Officer with Red Bull Vitamin Drinks Co., Ltd and with the China Operations of ALJ Group of Saudi Arabia. From December 1999 to May 2001, he served as Chief Financial Officer with Jitong Network Communications Co., Ltd. From May to September 2001, Mr. Chen served as a financial officer with Chinalco.

Save and except for the relationship with the Company and Chinalco disclosed above, Mr. Chen does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Chen has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Chen will enter into a service contract with the Company after his appointment became effective. The length of service will be for three years from the date of appointment. Mr. Chen’s annual emolument will be decided by the Board and its remuneration committee after the appointment of Mr. Chen as a Director becoming effective.

At the conclusion of the Annual General Meeting, it is expected that the Board will comprise nine Directors, namely Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (executive Directors), Mr. Joseph C. Muscari, Mr. Chen Xiaozhou (non-executive Directors) and Mr. Chiu Chi Cheong, Clifton, Mr. Wang Dianzuo and Ms. Jiang Qiangui (independent non-executive Directors).

GENERAL INFORMATION

A notice convening the Annual General Meeting to be held at Conference Room at 15th Floor, Block B, No. 33 Tong Tai Building, Jin Rong Street, Xi Cheng District, Beijing, the People’s Republic of China on Monday, 7th June, 2004 at 10:00 a.m. is set out in the annual report of the Company for the year ended 31 December 2003 and was dispatched to the Shareholders on 29 March 2004.

In light of the above amendments to the Notice of Annual General Meeting, on 21 May 2004, the Company will despatch to its shareholders a circular setting out details regarding the proposed amendments to Resolution 8 to be voted upon at the Annual General Meeting and the proposed changes to the Director candidates for appointment and re-election. It is enclosed in such circular a revised proxy form for use at the Annual General Meeting to be completed, signed and returned by the shareholders of the Company in accordance with the instructions printed thereon.

We confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature. Save as disclosed above, the Board is not aware of any other matter that need to be brought to the attention of the shareholders of the Company.

As at the date of this announcement, the Board comprises Guo Shengkun, Xiong Weiping, Liang Zhongxiu, Yin Yufu, Wu Weicheng, Chen Xiaozhou, Joseph C. Muscari, Chiu Chi Cheong Clifton and Wang Dianzuo.

Made by the order of the Board of Aluminum Corporation of Company Limited the Directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board of Directors of
Aluminum Corporation of China Limited
Liu Qiang
Company Secretary

Hong Kong, 20 May 2004

*	For identification only.

ALUMINUM CORPORATION OF CHINA LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

REVISED FORM OF PROXY FOR ANNUAL GENERAL MEETING

TO BE HELD ON MONDAY, JUNE 7, 2004

No. of shares to which this revised form of proxy relates[1]

Type of shares (domestic shares or H shares)
to which this revised form of proxy relates[2]

I/We3                                                                                                                                                     of                                                                                                                                     being shareholder(s) of ALUMINUM CORPORATION OF CHINA LIMITED (the “Company”) hereby appoint4 the Chairman of the Meeting or                                                      of                                                   as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Conference Room at 15th Floor, Block B, No.33 Tong Tai Building, Jin Rong Street, Xi Cheng District, Beijing, the People’s Republic of China on Monday, June 7, 2004 at 10:00 am and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Annual General Meeting, and, if no such indication is given, as my/our proxy thinks fit.

RESOLUTIONS	For[5]	Against[5]
1. To consider and approve the Report of the Directors of the Company for the year ended December 31, 2003;

2. To consider and approve the Report of the Supervisory Committee of the Company for the year ended December 31, 2003;

3. To consider and approve the audited financial statements of the Company and of the Group for the year ended December 31, 2003;

4.      To consider and approve the proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended December 31, 2003 and to authorize the Board of Directors of the Company to distribute such dividend to its shareholders;

5. To consider and determine (if appropriate) the remunerations of the Directors and Supervisors of the Company for the year ending December 31, 2004;

6. To consider and determine the payment of housing subsidy to certain Directors and the payment of performance bonus for 2003 to certain Directors and Supervisors.

7.      To consider and approve the appointment of PricewaterhouseCoopers, Hong Kong, Certified Public Accountants, and PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s international and PRC auditors, respectively, to hold office until the conclusion of the following annual general meeting, and to authorise the audit committee of the Board of Directors of the Company to determine their remunerations;

8.      To consider and approve the termination of office as a whole of the first Board of Directors in advance upon the conclusion of the forthcoming Annual General Meeting of the Company on June 7, 2004; to consider and approve 5 Directors among them (Xiong Weiping, Joseph C. Muscari, Chen Xiaozhou, Chiu Chi Cheong Clifton and Wang Dianzuo) to be appointed to the second Board of Directors; and to consider and approve 4 new Director candidates (Luo Jianchuan, Xiao Yaqing, Chen Jihua and Jiang Qiangui) nominated by the Company to be appointed to the second Board of Directors to replace the 4 Directors (Guo Shengkun, Liang Zhongxiu, Yin Yufu and Wu Weicheng) who will resign from their office upon the conclusion of the forthcoming annual general meeting.

9.      To consider and approve the termination of office as a whole of the first Supervisory Committee in advance upon the conclusion of the forthcoming annual general meeting of the Company (on June 7, 2004); and to consider and approve the 3 former Supervisors (Luo Tao, Yuan Li and Ou Xiaowu) to be appointed to the second Supervisory Committee.

SPECIAL RESOLUTIONS	For[5]	Against[5]

10.    To consider and, if thought fit, approve the proposal for amendment to the Articles of Association of the Company by way of a special resolution, details of which are set out on page 3 of this revised form of proxy.

11. To consider and approve the proposed Special Resolution, details of the full Resolution no. 11 are set out on page 4 of this revised form of proxy.

Dated this day of 2004	Signature(s)[6]:

Notes:

Important:	You should first review the annual report of the Company for the year 2003 and the circular of the Company dated 20 May 2004 before appointing a proxy.

1.	Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this revised form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

2.	Please also insert the type of shares (domestic shares or H shares) to which the proxy relates.

3.	Please insert the full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in BLOCK LETTERS.

4.	If any proxy other than the Chairman of the Meeting is preferred, delete the words “the Chairman of the Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS REVISED FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

5.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE INDICATE WITH A”ð“ IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, INDICATE WITH A” ð“ IN THE BOX MARKED “AGAINST”. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the Meeting other than those referred to in the Notice convening the Meeting.

6.	This revised form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If this revised form of proxy is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified.

7.	Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders is present at the Meeting, personally or by proxy, then one of the persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.

8.	To be valid, for holders of domestic shares, this revised form of proxy, together with the notarially certified power of attorney or other document of authorisation, must be delivered to the Office of the Secretary to the Board of Directors at the registered address of the Company, Aluminum Corporation of China Limited, No. 12B, Fuxing Road, Beijing, the People’s Republic of China 100814, not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited, Rms 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong within the same period.

Resolutions No.10 and No.11 in Full

10.	To consider and, if thought fit, approve the following proposal for amendment to the byelaws of the Articles of Association of the Company by way of special resalution, detials of which are as follows:

(1)	Paragraph 3 of Article 1, Article 21 and Article 24

to approve the corresponding amendments to Paragraph 3 of Article 1, Article 21 and Article 24 of the Articles of Association in view of the change in total share capital and shareholding structure of the Company following the placing of 549,976,000 new H shares in Hong Kong on January 6, 2004, the Company’s registered capital amounting to RMB11,049,876,153, and the name change of Guangxi Development and Investment Co. Ltd., one of promoters of the Company, to Guangxi Investment (Group) Co., Ltd.

(2)	Article 94

the number of Independent (Non-executive) Directors in Paragraph 1 of Article 94 of the Articles of Association be amended to 3.

(3)	Article 95

Paragraph 1 of Article 95 of the Articles of Association be amended as follows:

“Director shall be elected by a general meeting with a term of 3 years (commencing from the date of election up to the conclusion date of the general meeting for the year in which his office expires). Director shall be eligible to be re-elected upon expiry of term.”

(4)	Article 72, Article 90, Paragraph 2 of Article 95 and Paragraph 2 of Article 133

At the end of January 2004, an amendment (“Amendment”) to Rules Governing the Listing of Securities (“Listing Rules”) on The Stock Exchange of Hong Kong Limited (“Stock Exchange”) was published by the Stock Exchange. Pursuant to the Amendment, the Company intends to amend Article 72, Article 90, Paragraph 2 of Article 95 and Paragraph 2 of Article 133 as follows:

Article 72

the following paragraph be added after the previous Article 72:

“Pursuant to the Listing Rules (may be amended from time to time by the Stock Exchange), in the event that any shareholder shall abstain from voting for a certain proposal or be restricted from voting in favor of or against a resolution for such proposal in accordance with the Listing Rules, no vote from any shareholder or his proxy who acts in violation of the relevant provision or restriction shall be calculated in the poll.”

Article 90

the following paragraph be added after the previous Article 90:

“Pursuant to the Listing Rules (may be amended from time to time by the Stock Exchange), in the event that any shareholder shall abstain from voting for a certain proposal in a class meeting or be restricted from voting in favor of or against a resolution for such proposal in accordance with the Listing Rules, no vote from any shareholder or his proxy who acts in violation of the relevant provision or restriction shall be calculated in the poll.”

Paragraph 2 of Article 95

the following paragraph be added after the previous Paragraph 2 of Article 95:

“Such notices in written shall be submitted no sooner than the date immediately following the dispatch of the notice of meeting for election of the relevant directors, nor be later than 7 days preceding the date on which the meeting is held.”

Paragraph 2 of Article 133

Paragraph 2 of Article 133 of the Articles of Association be amended as follows:

“None of directors may approve himself or any of his associates (as defined in the Listing Rules) by way of a resolution of the Board to vote for any contract, transaction or arrangement in which he holds material interests, nor may he be calculated into the quorum for the meeting in such a case.”

11.	To consider and approve the following by way of special resolution:

“THAT

(1)	there be granted to the Board of Directors of the Company an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company, whether Domestic Shares or H Shares, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(a)	such mandate shall not extend beyond the Relevant Period save that the Board of Directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(b)	the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be alloted (whether pursuant to an option or otherwise) by the Board of Directors of the Company shall not exceed:

(i)	20 per cent of the aggregate nominal amount of Domestic Shares of the Company in issue; and/or

(ii)	20 per cent of the aggregate nominal amount of H Shares of the Company in issue,

in each case as at the date of this Resolution; and

(c)	the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

For the purposes of this Resolution:

“Domestic Shares” means domestic invested shares in the share capital of the Company, of par value RMB 1.00 each, which are held in Renminbi by PRC investors;

“H Shares” means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB 1.00 each, and which are subscribed for and traded in Hong Kong dollars;

“Relevant Period” means the period from the passing of this Resolution until the earliest of:

(1)	the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

(2)	the expiration of the 12-month period following the passing of this Resolution; or

(3)	the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(2)	contingent on the Board of Directors resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the Board of Directors be authorised to:

(a)	approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

(b)	to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(c)	to increase the registered capital of the Company in accordance with the actual increase of capital by issuing shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company.”